Exhibit 99.1

Xunlei Announces Unaudited Fourth Quarter and Full Year 2024 Financial Results

Shenzhen, China, March 13, 2025 (GLOBE NEWSWIRE) - Xunlei Limited ("Xunlei" or the "Company") (Nasdaq: XNET), a leading technology company providing distributed cloud services in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2024.

Fourth Quarter 2024 Financial Highlights:

•	Total revenues were US$84.3 million, representing an increase of 9.3% year-over-year.

•	Subscription revenues were US$34.4 million, representing an increase of 9.0% year-over-year.

•	Cloud computing revenues were US$22.7 million, representing a decrease of 25.6% year-over-year.

•	Live-streaming and other internet value-added services (“Live-streaming and other IVAS”) revenues were US$27.2 million, representing an increase of 80.7% year-over-year.

•	Gross profit was US$43.6 million, representing an increase of 8.7% year-over-year, and gross profit margin was 51.7% in the fourth quarter, compared with 51.9% in the same period of 2023.

•	Net loss was US$9.9 million in the fourth quarter, compared with net income of US$3.7 million in the same period of 2023.

•	Non-GAAP net income[1] was US$11.3 million in the fourth quarter, compared with non-GAAP net income of US$4.5 million in the same period of 2023.

•	Diluted loss per ADS was US$0.16 in the fourth quarter, compared with diluted earnings per ADS of US$0.06 in the same period of 2023.

•	Non-GAAP diluted earnings per ADS[2] were US$0.18 in the fourth quarter, compared with non-GAAP diluted earnings of US$0.07 in the same period of 2023.

Full Year 2024 Financial Highlights:

•	Total revenues were US$324.4 million, representing a decrease of 11.1% from 2023.

•	Subscription revenues were US$133.7 million, representing an increase of 12.0% from 2023.

•	Cloud computing revenues were US$104.6 million, representing a decrease of 15.3% from 2023.

•	Live-streaming and other IVAS revenues were US$86.1 million, representing a decrease of 29.5% from 2023.

•	Gross profit was US$167.6 million, representing an increase of 2.8% from 2023, and gross profit margin was 51.7%, compared with 44.7% in the previous year.

•	Net income was US$0.7 million, compared with net income of US$14.3 million in the previous year.

•	Non-GAAP net income was US$23.9 million, the same as the previous year.

1 Non-GAAP net income is a non-GAAP financial measure. For more information, please see the section of “About Non-GAAP Financial Measures” and the table captioned “Reconciliation of GAAP and Non-GAAP Results (Excluding discontinued operations)” set forth at the end of this press release.

2 Non-GAAP earnings per ADS is a non-GAAP financial measure. For more information, please see the section of “About Non-GAAP Financial Measures” and the table captioned “Reconciliation of GAAP and Non-GAAP Results (Excluding discontinued operations)” set forth at the end of this press release.

•	Diluted earnings per ADS were US$0.02, compared with diluted earnings per ADS of US$0.22 in the previous year.

•	Non-GAAP diluted earnings per ADS were US$0.38, compared with non-GAAP diluted earnings per ADS of US$0.37 in the previous year.

The financial highlights include an impairment charge to goodwill. This non-cash impairment charge, amounting to US$20.7 million, has been reflected in Xunlei’s financial results for the fourth quarter and fiscal year ended December 31, 2024. The impairment charge to goodwill is a balance sheet adjustment that does not affect Xunlei’s cash position or cash flows from operating activities, nor will it have any impact on the Company’s future operations.

“Our performance was impacted by the notable decline in our cloud computing revenue. In the fourth quarter of 2024, cloud computing revenue fell 25.6% year-over-year and 10.1% quarter-over-quarter due to unfavorable industry conditions,” commented Mr. Jinbo Li, Chairman and Chief Executive Officer of Xunlei. “Despite this, in the fourth quarter we achieved a record-breaking milestone with a total of 6.38 million subscribers and generated 9.0% year-over-year revenue growth for our subscription business. We believe that this reflected not only the unwavering dedication of our teams and the trust of our expanding community, but also underscored our ability to balance scale with sustainability.”

“In January 2025 we announced the acquisition of Hupu in an effort to deepen our content ecosystem and unlock new cross-platform synergies. We expect the deal to be immediately earnings accretive after closing. Going forward, we will continue to implement growth initiatives as well as explore corporate restructuring moves to be more focused and dynamic. Harnessing our deep-rooted technical expertise, we will strategically integrate emerging technologies across our operations, product development and user engagement efforts to create value for our shareholders,” Mr. Li concluded.

Fourth Quarter 2024 Financial Results

Total Revenues

Total revenues were US$84.3 million, representing an increase of 9.3% year-over-year. The increase in total revenues was mainly attributable to the increase in our revenues from subscription and live-streaming businesses.

Revenues from subscription were US$34.4 million, representing an increase of 9.0% year-over-year. The increase in subscription revenues was mainly driven by the increase in the number of subscribers. The number of subscribers was 6.38 million as of December 31, 2024, compared with 5.99 million as of December 31, 2023. The average revenue per subscriber for the fourth quarter was RMB36.6, compared with RMB36.5 in the same period of 2023.

Revenues from cloud computing were US$22.7 million, representing a decrease of 25.6% year-over-year. The decrease in cloud computing revenues was mainly due to the reduced sales of our cloud computing services and hardware devices as a result of heightened competition, pricing pressure and evolving regulatory environment.

Revenues from live-streaming and other IVAS were US$27.2 million, representing an increase of 80.7% year-over-year. The increase of live-streaming and other IVAS revenues was mainly due to the increase in the revenues from our overseas audio live-streaming business.

Costs of Revenues

Costs of revenues were US$40.4 million, representing 47.9% of our total revenues, compared with US$36.8 million, or 47.7% of the total revenues, in the same period of 2023. The increase in costs of revenues was mainly attributable to the increase in revenue-sharing costs for our live-streaming business incurred during the quarter.

Bandwidth costs, as included in costs of revenues, were US$23.9 million, representing 28.3% of our total revenues, compared with US$26.4 million, or 34.2% of the total revenues, in the same period of 2023. The decrease was primarily due to the reduced sales of our cloud computing services during the quarter.

The remaining costs of revenues mainly consisted of costs related to the revenue-sharing from our live-streaming business, payment handling charges and cost of inventories sold.

Gross Profit and Gross Profit Margin

Gross profit for the fourth quarter of 2024 was US$43.6 million, representing an increase of 8.7% year-over-year. Gross profit margin was 51.7% in the fourth quarter, compared with 51.9% in the same period of 2023. The increase in gross profit was mainly driven by the increased gross profit from our subscription and overseas audio live-streaming businesses.

Research and Development Expenses

Research and development expenses for the fourth quarter were US$18.7 million, representing 22.2% of our total revenues, compared with US$19.5 million, or 25.3% of our total revenues, in the same period of 2023.

Sales and Marketing Expenses

Sales and marketing expenses for the fourth quarter were US$12.5 million, representing 14.8% of our total revenues, compared with US$9.3 million, or 12.1% of our total revenues, in the same period of 2023. The increase was primarily due to the expansion of our marketing campaign and related expenses incurred for our subscription and overseas audio live-streaming businesses.

General and Administrative Expenses

General and administrative expenses for the fourth quarter were US$12.1 million, representing 14.4% of our total revenues, compared with US$11.6 million, or 15.1% of our total revenues, in the same period of 2023.

Impairment of Goodwill

An impairment of goodwill of US$20.7 million was identified and recorded in the fourth quarter of 2024, primarily due to a significant decline in the revenue growth of our cloud computing business in late 2024, and such trend was assessed to have sustained impacts and therefore reflected in the quantitative impairment test on goodwill performed at the end of 2024.

Operating Loss

Operating loss was US$20.5 million, compared with operating loss of US$0.7 million in the same period of 2023. The increase in operating loss was primarily attributable to the non-cash impairment of goodwill.

Other Income, Net

Other income, net was US$1.5 million compared with other income, net of US$3.5 million in the same period of 2023. The decrease was primarily due to less income from reversal of long aged payables with low payment probability.

Net (Loss)/Income and (Loss)/Earnings Per ADS

Net loss was US$9.9 million compared with net income of US$3.7 million in the same period of 2023. The increase in net loss was primarily due to the increase in operating loss as discussed above, partially offset by the decrease in income tax expense. Non-GAAP net income was US$11.3 million in the fourth quarter of 2024, compared with US$4.5 million in the same period of 2023.

Diluted loss per ADS in the fourth quarter of 2024 was US$0.16, compared with diluted earnings per ADS of US$0.06 in the fourth quarter of 2023. Non-GAAP diluted earnings per ADS was US$0.18 in the fourth quarter, compared with non-GAAP diluted earnings of US$0.07 in the same period of 2023.

Cash Balance

As of December 31, 2024, the Company had cash, cash equivalents and short-term investments of US$287.5 million, compared with US$272.0 million as of September 30, 2024. The increase was mainly due to the proceeds from bank borrowings and the net cash inflow from operating activities, partially offset by spending on share buybacks and prepayments for long-term investments.

Share Repurchase Program

On June 4, 2024, Xunlei announced that its Board of Directors had authorized a new plan for the repurchase of up to US$20 million of its ADSs or shares over the 12 months that followed. As of December 31, 2024, the Company had spent US$5.6 million on share buybacks under the new share repurchase program.

During the quarter ended December 31, 2024, the Company had repurchased a total of 1,981,792 ADSs for a total of US$4.1 million.

Full Year 2024 Financial Results

Total Revenues

Total revenues were US$324.4 million, representing a decrease of 11.1% on a year-over-year basis. The decrease in total revenues was mainly attributable to the decreased revenues from our cloud computing and live-streaming and other IVAS businesses.

Revenues from subscription were US$133.7 million, representing an increase of 12.0% on a year-over-year basis. The increase was mainly due to the increased number of total subscribers, which increased from 5.99 million as of December 31, 2023, to 6.38 million as of December 31, 2024.

Revenues from cloud computing were US$104.6 million, representing a decrease of 15.3% on a year-over-year basis. The decrease was mainly attributable to the reduced sales of our cloud computing service and hardware devices as a result of heightened competition, pricing pressure and evolving regulatory environment.

Revenues from live-streaming and other IVAS were US$86.1 million, representing a decrease of 29.5% on a year-over-year basis. The decrease in live-streaming and other IVAS was mainly due to the downsizing of our domestic audio live-streaming operations since June 2023.

Costs of Revenues

Costs of revenues were US$155.6 million, representing 48.0% of our total revenues, compared with US$200.6 million, or 55.0% of the total revenues, in 2023. The decrease in costs of revenues was mainly due to the decreased demand for our cloud computing services and reduced revenue-sharing costs resulting from the downsizing of our domestic audio live-streaming businesses.

Bandwidth costs, a major component of the costs of revenues, were US$101.6 million, representing 31.3% of our total revenues, compared with US$112.5 million, or 30.8% of the total revenues, in the previous year. The decrease in bandwidth costs was mainly due to the enhanced utilization efficiency and declined demand for our cloud computing services, which was consistent with the decrease in our cloud computing revenues.

The remaining costs of revenues mainly consisted of costs related to the revenue-sharing costs for our live-streaming business, payment handling charges and cost of inventories sold.

Gross Profit and Gross Profit Margin

Gross profit for the year was US$167.6 million, representing an increase of 2.8% on a year-over-year basis. Gross profit margin was 51.7%, compared with 44.7% in the previous year. The increase in gross profit was mainly driven by the increase in gross profit from our subscription business. The increase in gross profit margin was mainly attributable to the impact from the downsizing of our domestic live-streaming business, which has a lower gross profit margin, and an increased proportion of subscription revenues in the Company’s total revenues, which has a higher gross profit margin.

Research and Development Expenses

Research and development expenses for the year were US$71.6 million, representing 22.1% of our total revenues, compared with US$74.2 million, or 20.3% of our total revenues, in the previous year. The decrease was primarily due to the decreased labor costs and share-based compensation as compared with the previous year.

Sales and Marketing Expenses

Sales and marketing expenses for the year were US$44.8 million, representing 13.8% of our total revenues, compared with US$43.5 million, or 11.9% of our total revenues, in the previous year. The increase was primarily driven by the expansion of our marketing campaign and related expenses incurred for our subscription and live-streaming businesses and increased labor costs.

General and Administrative Expenses

General and administrative expenses for the year were US$45.8 million, representing 14.1% of our total revenues, compared with US$46.9 million, or 12.8% of our total revenues, in the previous year. The decrease was primarily due to the decrease in share-based compensation expenses during the year, partially offset by the increase in labor costs as compared with the previous year.

Impairment of Goodwill

An impairment of goodwill of US$20.7 million was identified and recorded in the fourth quarter of 2024, primarily due to a significant decline in the revenue growth of our cloud computing business in late 2024, and such trend was assessed to have sustained impacts and therefore reflected in the quantitative impairment test on goodwill performed at the end of 2024.

Operating Loss

Operating loss was US$15.7 million in 2024, compared with operating loss of US$1.6 million in the previous year. The increase in operating loss was primarily attributed to the impairment of goodwill, partially offset by the increase in gross profit from our subscription business and the decrease in operating expenses (exluding goodwill) during the year, as discussed above.

Other Income, Net

Other income, net was US$9.2 million in 2024 compared with US$16.9 million in the previous year. The decrease was primarily due to less income from reversal of long aged payables with low payment probability and the decrease in exchange gains and subsidy income during the year.

Net Income and Earnings Per ADS

Net income was US$0.7 million in 2024, compared with net income of US$14.3 million in the previous year. The decrease in net income was primarily driven by the increase in operating loss, partially offset by the decrease in income tax expense during the year. Non-GAAP net income was US$23.9 million in 2024, the same as the previous year.

Diluted GAAP earnings per ADS was US$0.02, compared with diluted earnings per ADS of US$0.22 in the previous year. Non-GAAP diluted earnings per ADS were US$0.38, compared with non-GAAP diluted earnings per ADS of US$0.37 in the previous year.

Cash Balance

As of December 31, 2024, the Company had cash, cash equivalents and short-term investments of US$287.5 million, compared with US$271.9 million as of December 31, 2023. The increase in cash and cash equivalents was mainly attributed to the net cash inflow from operating activities, partially offset by the spending on share buybacks, expenditures on long term investments and payments for the construction of Xunlei headquarters.

Share Repurchase Program

During the year ended December 31, 2024, the Company spent US$7.7 million on share buybacks, including a total of 1,340,774 ADSs for US$2.1 million under the share repurchase program adopted in June 2023, and a total of 2,831,005 ADSs for US$5.6 million under the share repurchase program adopted in June 2024.

Guidance for the First Quarter of 2025

For the first quarter of 2025, Xunlei estimates total revenues to be between US$85 million and US$89 million, and the midpoint of the range represents a quarter-over-quarter increase of approximately 3.2%. This estimate represents management's preliminary view as of the date of this press release, which is subject to change and any change could be material.

Conference Call Information.

Xunlei's management will host a conference call at 8:00 a.m. U.S. Eastern Time on March 13, 2025 (8:00 p.m. Beijing/Hong Kong Time), to discuss the Company's quarterly results and recent business developments.

Participant Online Registration: https://register.vevent.com/register/BI571290b28e04470f8c18382c10e6680e

Please register to join the conference using the link provided above and dial in 10 minutes before the call is scheduled to begin. Once registered, the participants will receive an email with personal PIN and dial-in information, and participants can choose to access either via Dial-In or Call Me. A kindly reminder that "Call Me" does not work for China number.

The Company will also broadcast a live audio webcast of the conference call. The webcast will be available at http://ir.xunlei.com. Following the earnings conference call, an archive of the call will be available at https://edge.media-server.com/mmc/p/vrokw38a

About Xunlei

Founded in 2003, Xunlei Limited (Nasdaq: XNET) is a leading technology company providing distributed cloud services in China. Xunlei provides a wide range of products and services across cloud acceleration, shared cloud computing and digital entertainment to deliver an efficient, smart and safe internet experience.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as "will," "expects," "believes," "anticipates," "future," "intends," "plans," "estimates" and similar statements. Among other things, the management's quotations and the "Guidance" section in this press release, as well as the Company's strategic, operational and acquisition plans, contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Forward-looking statements involve inherent risks and uncertainties, including but not limited to: the Company's ability to continue to innovate and provide attractive products and services to retain and grow its user base; the Company's ability to keep up with technological developments and users' changing demands in the internet industry; the Company's ability to convert its users into subscribers of its premium services; the Company's ability to deal with existing and potential copyright infringement claims and other related claims; the Company’s ability to react to the governmental actions for its scrutiny of internet content in China and the Company's ability to compete effectively. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by the Company is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of the press release, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

About Non-GAAP Financial Measures

To supplement Xunlei's consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles ("GAAP"), Xunlei uses the following measures defined as non-GAAP financial measures by the United States Securities and Exchange Commission: (1) non-GAAP operating (loss)/income, (2) non-GAAP net income, (3) non-GAAP basic and diluted earnings per share for common shares, and (4) non-GAAP basic and diluted earnings per ADS. The presentation of the non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

Xunlei believes that these non-GAAP financial measures provide meaningful supplemental information to investors regarding the Company's operating performance by excluding share-based compensation expenses and impairment loss of goodwill, which are not expected to result in future cash payments. These non-GAAP financial measures also facilitate management's internal comparisons to Xunlei's historical performance and assist the Company's financial and operational decision making. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude certain items that have been and will continue to be for the foreseeable future a recurring expense in Xunlei's results of operations. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying reconciliation tables at the end of this release include details on the reconciliations between GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented.

XUNLEI LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts expressed in thousands of USD, except for share, per share (or ADS) data)

	December 31,	December 31,
	2024	2023
	US$	US$
Assets

Current assets:
Cash and cash equivalents	177,329	170,802
Short-term investments	110,209	101,078
Accounts receivable, net	32,662	31,210
Inventories	1,255	2,219
Due from related parties	31,519	12,644
Prepayments and other current assets	10,058	9,423
Total current assets	363,032	327,376

Non-current assets:
Restricted cash	218	-
Long-term investments	30,599	32,134
Deferred tax assets	10,528	478
Property and equipment, net	55,430	60,028
Intangible assets, net	8,310	5,697
Goodwill	-	20,826
Due from a related party, non-current portion	-	19,619
Long-term prepayments and other assets	5,334	1,953
Operating lease assets	450	575
Total assets	473,901	468,686

Liabilities
Current liabilities:
Accounts payable	22,964	24,430
Due to related parties, current	17	-
Contract liabilities, current portion	39,936	36,375
Lease liabilities	253	276
Income tax payable	9,386	6,391
Accrued liabilities and other payables	52,093	53,708
Short-term bank borrowings and current portion of long-term bank borrowings	2,087	6,906
Total current liabilities	126,736	128,086

Non-current liabilities:
Contract liabilities, non-current portion	458	846
Lease liabilities, non-current portion	161	229
Deferred tax liabilities	1,154	513
Bank borrowings, non-current portion	27,127	15,539
Other long-term payables	480	-
Total liabilities	156,116	145,213

Equity
Common shares (US$0.00025 par value, 1,000,000,000 shares authorized, 375,001,940 shares issued and 323,525,556 shares outstanding as at December 31, 2023; 375,001,940 issued and 307,351,196 shares outstanding as at December 31, 2024)	77	81
Additional paid-in-capital	477,244	482,484
Accumulated other comprehensive loss	(21,694)	(18,913)
Statutory reserves	8,718	8,142
Treasury shares (51,476,384 shares and 67,650,744 shares as at December 31, 2023 and December 31, 2024, respectively)	16	12
Accumulated deficits	(146,305)	(146,944)
Total Xunlei Limited's shareholders' equity	318,056	324,862
Non-controlling interests	(271)	(1,389)
Total liabilities and shareholders' equity	473,901	468,686

XUNLEI LIMITED
Unaudited Condensed Consolidated Statements of (Loss)/Income
(Amounts expressed in thousands of USD, except for share, per share (or ADS) data)

	Three months ended			Year ended
	Dec 31,	Sept 30,	Dec 31,	Dec 31,	Dec 31,
	2024	2024	2023	2024	2023
	US$	US$	US$	US$
Revenues, net of rebates and discounts	84,302	80,141	77,143	324,405	364,911
Business taxes and surcharges	(313)	(303)	(287)	(1,265)	(1,189)
Net revenues	83,989	79,838	76,856	323,140	363,722
Cost of revenues	(40,416)	(39,380)	(36,785)	(155,567)	(200,649)
Gross profit	43,573	40,458	40,071	167,573	163,073

Operating expenses
Research and development expenses	(18,716)	(17,744)	(19,497)	(71,572)	(74,201)
Sales and marketing expenses	(12,461)	(11,453)	(9,350)	(44,842)	(43,509)
General and administrative expenses	(12,102)	(11,362)	(11,618)	(45,827)	(46,875)
Credit loss expenses, net	(75)	(73)	(293)	(288)	(100)
Impairment of goodwill	(20,748)	-	-	(20,748)	-
Total operating expenses	(64,102)	(40,632)	(40,758)	(183,277)	(164,685)

Operating loss	(20,529)	(174)	(687)	(15,704)	(1,612)
Interest income	1,173	1,233	1,318	4,892	4,619
Interest expense	(139)	(165)	(300)	(729)	(1,514)
Other income, net	1,541	4,817	3,523	9,183	16,904
(Loss)/income before income taxes	(17,954)	5,711	3,854	(2,357)	18,397
Income tax benefit /(expense)	8,083	(1,335)	(137)	3,020	(4,131)
Net (loss)/income	(9,871)	4,376	3,717	663	14,266

Less: net (loss)/income attributable to non-controlling interest	(97)	(219)	12	(552)	41
Net (loss)/income attributable to common shareholders	(9,774)	4,595	3,705	1,215	14,225

(Loss)/earnings per share for common shares
Basic	(0.0312)	0.0145	0.0114	0.0038	0.0436
Diluted	(0.0312)	0.0145	0.0114	0.0038	0.0435

(Loss)/earnings per ADS
Basic	(0.1560)	0.0725	0.0570	0.0190	0.2180
Diluted	(0.1560)	0.0725	0.0570	0.0190	0.2175

Weighted average number of common shares used in calculating continuing operations:
Basic	313,664,089	317,410,168	325,898,568	318,758,374	326,390,687
Diluted	313,664,089	317,921,168	326,160,722	319,146,281	326,849,502

Weighted average number of ADSs used in calculating continuing operations :
Basic	62,732,818	63,482,034	65,179,714	63,751,675	65,278,137
Diluted	62,732,818	63,584,234	65,232,144	63,829,256	65,369,900

XUNLEI LIMITED
Reconciliation of GAAP and Non-GAAP Results (Excluding discontinued operations)
(Amounts expressed in thousands of USD, except for share, per share (or ADS) data)

	Three months ended			Year ended
	Dec 31,	Sept 30,	Dec 31,	Dec 31,	Dec 31,
	2024	2024	2023	2024	2023
	US$	US$	US$	US$	US$
GAAP operating loss	(20,529)	(174)	(687)	(15,704)	(1,612)
Share-based compensation expenses	390	531	787	2,453	9,676
Impairment of goodwill	20,748	-	-	20,748	-
Non-GAAP operating income	609	357	100	7,497	8,064

GAAP net (loss)/income	(9,871)	4,376	3,717	663	14,266
Share-based compensation expenses	390	531	787	2,453	9,676
Impairment of goodwill	20,748	-	-	20,748	-
Non-GAAP net income	11,267	4,907	4,504	23,864	23,942

GAAP (loss)/earnings per share for common shares:
Basic	(0.0312)	0.0145	0.0114	0.0038	0.0436
Diluted	(0.0312)	0.0145	0.0114	0.0038	0.0435

GAAP (loss)/earnings per ADS:
Basic	(0.1560)	0.0725	0.0570	0.0190	0.2180
Diluted	(0.1560)	0.0725	0.0570	0.0190	0.2175

Non-GAAP earnings per share for common shares:
Basic	0.0362	0.0161	0.0138	0.0766	0.0732
Diluted	0.0362	0.0161	0.0138	0.0765	0.0731

Non-GAAP earnings per ADS:
Basic	0.1810	0.0805	0.0690	0.3830	0.3660
Diluted	0.1810	0.0805	0.0690	0.3825	0.3655

Weighted average number of common shares used in calculating:
Basic	313,664,089	317,410,168	325,898,568	318,758,374	326,390,687
Diluted	313,664,089	317,921,168	326,160,722	319,146,281	326,849,502

Weighted average number of ADSs used in calculating:
Basic	62,732,818	63,482,034	65,179,714	63,751,675	65,278,137
Diluted	62,732,818	63,584,234	65,232,144	63,829,256	65,369,900

CONTACT:

Investor Relations

Xunlei Limited

Email: ir@xunlei.com

Tel: +86 755 6111 1571

Website: http://ir.xunlei.com